

May 31, 2011

<u>Via E-mail</u>
Brandi L. DeFoor
President and Chief Executive Officer
SECURE NetCheckIn Inc.
13118 Lamar Ave
Overland Park, KS 66209

> **Re: SECURE NetCheckIn Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 9, 2011**
> **File No. 333-173172**

Dear Ms. DeFoor:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your response to comment 1 in our letter dated April 27, 2011. Please revise the registration statement to disclose, as you do in your response, that you do not have any current plans to engage in a merger or acquisition with another company or to change your management.

2. We note your responses to comments 2 and 12 in our letter dated April 27, 2011. While disclosing your use of proceeds for a middle offering scenario is appropriate, stating that you are offering a mid-range number of shares for a mid-range amount unnecessarily complicates the disclosure regarding the offering, which appears to be on a minimum and maximum basis. Please revise throughout the prospectus to disclose only the minimum and maximum number of shares being offered and remove references to a mid-range number of shares being offered, except in the capitalization table requested by comment 3, in "Dilution" and in "Use of Proceeds" and "Information with Respect to Registrant—

Startup and Plan of Operation" where you disclose how you intend to use proceeds from the sale of 550,000 shares.

3. We note your response to comment 2 in our letter dated April 27, 2011. Although you state that you provided this disclosure, we are unable to locate the revised disclosure in your amended filing. Accordingly, please revise to provide a table showing your capitalization before the offering and after each of the minimum, mid-range and maximum offering scenarios. Generally this disclosure would be located in the same area of your filing as the Use of Proceeds and Dilution disclosures and would show your long-term debt and equity before and after the offering.

Forepart of Registration Statement

4. We note your response to comment 4 in our letter dated April 27, 2011. Although you are commencing the offering immediately upon the effectiveness of the registration statement, the offering appears to be on a continuous basis from the date of effectiveness through August 1, 2011. Accordingly, the offering falls under Securities Act Rule 415. Please check the box indicating that the offering will be on a delayed or continuous basis pursuant to Securities Act Rule 415.

Summary Information, Risk Factors and Ratio of Earnings to Fixed Charges, page 5

The Company, page 5

5. Please disclose in this subsection, if correct, that you have not generated any revenues to date.

6. We note your disclosure here and elsewhere in your filing that beta testing will be complete in the second quarter of 2011 and you will begin generating revenue in the second quarter of 2011. Given that the end of the second quarter of 2011 is imminent, please update your disclosures to clarify the exact date that beta testing will end and that you will begin generating revenue. If you have not yet signed a revenue generating agreement, please clearly disclose this fact and disclose in reasonable detail when such agreement is expected to be signed.

Summary Financial Information, page 6

7. When you update your historical financial statements, please also update these disclosures to present summary financial information for both the annual and subsequent interim periods as we believe this provides useful information to your investors.

Use of Proceeds, page 14

8. We note your response and revised disclosure added in response to comment 11 in our letter dated April 27, 2011. We note that you have disclosed in the first paragraph under this heading that the <u>net</u> proceeds from the sale of shares under the minimum, mid-point and maximum offering scenarios are equal to the <u>gross</u> proceeds expected to be raised from the sale of shares under each of these offering scenarios. We also note that you have included the anticipated expenses of the offering as a use of proceeds in the table at the bottom of page 14. Please revise to disclose the <u>net</u> proceeds, defined as the gross proceeds less anticipated expenses of the offering, expected to be raised under each of these offering scenarios. In addition, please revise the table at the bottom of page 14 to show how you intend to use the <u>net</u> proceeds expected to be raised in the offering in order to comply with Item 504 of Regulation S-K. If you wish to show the amount of gross proceeds, please revise the presentation to show the gross proceeds, the deduction of offering expenses, the resulting net proceeds and your planned use of the net proceeds.

9. We note your discussion of how you would spend the proceeds allocated to research and development under each of the minimum, mid-range and maximum offering scenarios, including your references to upgrades to Version 2 of your software. We read that if you achieve the mid-range offering subscription, this amount of proceeds would allow you to develop Version 2, which allows the patient to search from a broader range of criteria and from more than a single facility. Given your disclosures that you expect to only have one paying customer at the end of the second quarter of 2011, and that paying customer is expected to be your current beta testing partner who is a single urgent care facility, it is unclear to us that Version 2 would be applicable or desirable for your sole customer. Please revise your disclosures to better explain at what point you would implement Version 2 of your software and whether those upgrades would be applicable to your anticipated sole customer. If you anticipate acquiring other customers in the near future that have multiple facilities such that this upgrade would be relevant, please revise your disclosures here and in "Information with Respect to Registrant—Startup and Plan of Operations" to explain in detail your basis for the expectation of acquiring such multi-facility customers, such as service agreements that are currently being negotiated.

Dilution, page 18

10. We note your response to comment 13 in our letter dated April 27, 2011. Your revised disclosure does not satisfy the requirements of Item 506 of Regulation S-K. Accordingly, please revise your disclosure to include:

- Your net tangible book value per share before and after the offering under each of the offering scenarios;

- The amount of the increase in such net tangible book value per share attributable to the cash payments made by purchasers of the shares being offering under each of the offering scenarios; and

- The amount of the immediate dilution from the public offering price which will be absorbed by such purchasers under each of the offering scenarios.

11. We note your response to comment 14 in our letter dated April 27, 2011. Please further revise the comparative columnar format to eliminate the amounts presented under the heading "Prior to the Offering." In addition, please revise to also disclose the total amount and relative percentage of consideration paid to purchase your shares by the existing shareholder and the new investors as a group under each of the minimum, mid-point and maximum offering scenarios.

Information with Respect to the Registrant, page 24

Competition, page 29

12. We note your response to comment 23 in our letter dated April 27, 2011. However, the revised disclosure does not clarify the methods by which you intend to compete with your competitors. Please revise. See Item 101(h)(4)(iv) of Regulation S-K.

Management's Discussion and Analysis or Plan of Operation, page 30

Limited Operating History; Need for Additional Capital, page 30

13. We note the statement that you are "just beginning to generate revenues from operations." Disclosure elsewhere in the prospectus states that you have not generated any revenue to date. Please revise the disclosure in this subsection to remove the implication that you have generated revenue to date.

Dealer Prospectus Delivery Obligation, page 33

14. We note your response to comment 8 in our letter dated April 27, 2011. However, such disclosure should follow any disclosure provided pursuant to the requirements of Part I of Form S-1, which include the disclosure on pages F-1 through F-7 and under "Item 12A. Disclosure of Commission Position on Indemnification of Securities Act Liabilities." Please revise. Please also explain to us how you determined that August 1, 2011 is the date until which dealers are required to deliver the prospectus pursuant to Securities Act Section 4(3).

Financial Statements, page F-1

General

15. Please update your financial statements and related disclosures to comply with Rule 8-08 of Regulation S-X at the date of filing.

Statement of Cash Flows, Page F-6

16. We note your response to comment 27 in our letter dated April 27, 2011. However, it appears that your Statement of Cash Flows is still not mathematically accurate. Specifically, it appears that the amount shown as the "Increase in Cash" for the period is incorrect. Please revise as appropriate.

Undertakings, page 35

17. We note your response to comment 31 in our letter dated April 27, 2011. However, you have not included the undertaking required by Item 512(a)(6) of Regulation S-K in its entirety. Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee, Attorney-Advisor, at (202) 551-3427, Catherine Brown, Attorney-Advisor, at (202) 551-3513 or me at (202) 551-3725 with any other questions.

Sincerely,

/s/ Catherine T. Brown for

H. Christopher Owings
Assistant Director

cc: Sheila L. Seck, Esq.
        Seck & Associates LLC